Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Coca-Cola Enterprises, Inc.

Subject Company: Coca-Cola Enterprises, Inc.

Commission File Number: 001-34874

Date: March 22, 2016

2016 CAGE CONFERENCE JOHN F.BROCK CEO DAMIAN GAMMELL COO NIK JHANGIANCFO

Forward-Looking Statements This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to th e transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; incr eased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective inform ation systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failur e to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.U.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke GmbH (“CCEG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer Or Solicitation/No Profit Forecast No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information and Where to Find It CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is inco rporated into, or forms part of, this communication. Participants in Solicitation KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC. No Profit Forecast No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be in terpreted to mean that revenues, EBITDA, earnings per share or any other metric will necessarily be greater or less than those for the relevant preceding financial periods for CCE, CCIP, CCEG or CCEP, as appropriate. No statement in this announcement constitutes an asset valuation. Subject to its legal and regulatory obligations, neither CCEP, nor any of its agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the statements contained in this document to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. In no circumstances shall the provision of this document imply that no negative change may occur in the business of CCE, CCIP, CCEG or CCEP, as appropriate, after the date of provision of this document, or any date of amendment and/or addition thereto.

EU Prospectus Directive Disclosures/Non-GAAP Financial Measures This document is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, will be available from CCEP at its registered office. Investors should not subscribe for any securities referred to in this document except on the basis of information contained in the prospectus. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any relevant implementing measure in the relevant Member State. Any offer of securities to the public that may be deemed to be made pursuant to this communication in any member states of the European Economic Area (“EEA Member States”) that has implemented the Prospectus Directive is addressed solely to qualified investors (within the meaning of the Prospectus Directive) in that Member State. The information contained in this document is directed solely at persons (1) outside the United Kingdom, (2) within the United Kingdom (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Market Act (Financial Promotion) Order 2005 (the “Order”) and (ii) to persons of a kind described in Article 49(2) (a) to (d) of the Order and (3) in EEA Member States to persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this document relates is only available to, and will only be engaged in with, Relevant Persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by re cipients to any other person. Persons who are not Relevant Persons must not rely on or act upon the information contained in this document. This document is not intended to form the basis of any investment activity or decision and does not constitute, may not be construed as, or form part of, an offer to sell or issue, or a solicitation of an offer or invitation to purchase or subscribe for, any securities or other interests in CCEP or any other investments of any description, a recommendation regarding the issue or th e provision of investment advice by any party. No information set out in this document or referred to herein is intended to form the basis of any contract of sale, investment decision or any decision to purchase securities in CCEP. No reliance may be placed for any purposes whatsoever on this document (including, without limitation, any illustrative modeling information contained herein), or its completeness. This document should not form the basis of any investment decision and the contents do not constitute advice relating to legal, taxation or investment matters on which recipients of this document must always consult their own independent professional advisers on the merits and risks involved. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures. These non-GAAP measures are provided to allow investors to more clearly evaluate the operating performance and business trends of CCE, CCIP, and CCEG. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year -over-year comparability. See the reconciliations of GAAP to non-GAAP measures and a list of all items impacting comparability in the appendix. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CON STITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

CCEP – Creating The Coca-Cola System’s Largest Bottler CCEP CCEP CCEP Next Steps Operating Financial Overview & Key Takeaways Overview Overview 5

Creating The Leading Coca-Cola Bottler And A Major European Consumer Goods Company ~$12 billion in 2015 sales ~$2 billion in 2015 EBITDA Serving over 300 million consumers across 13 countries Selling, producing, and delivering ~2.5 billion unit cases in 2015 Form F-4; internal reports 6

Key Merger Highlights 2 Sweden Iceland Combines operations of CCE, Iberian, and German bottlers into a new Western European bottler, CCEP Norway CCE shareowners to own 48%, CCIP shareowners to own 34%, Netherlands and TCCC1 to own 18% of CCEP on a fully diluted basis Britain Great CCE shareowners to receive one share of CCEP Germany and a one-time cash payment of $14.50 per share of CCE Belgium Luxembourg CCEP will be headquartered and incorporated in the UK France Portugal Listings on the Euronext Amsterdam, NYSE, Euronext London, Spain Monaco and Spanish stock exchanges Andorra The world’s largest independent Coca-Cola bottler based on net sales 1. The Coca-Cola Company (TCCC) 7 2. Owned by controlling indirect shareowner of CCIP; to be owned by CCEP or a CCEP subsidiary after the transaction

A Winning Combination New level of partnership with TCCC… Closer collaboration & alignment Best practices from 3 bottlers… Improve efficiency & effectiveness Opportunity to create Realize scale & synergy benefits while new ways of operating… further improving the operating model Solid platform for value creation 8

New Level Of Partnership With TCCC Aligned TCCC will have an 18% ownership in CCEP Interests Aligned Focus on Profit Growth Europe is a significant contributor of TCCC’s Operating Income ~25% Opportunity to Improve Opportunity to improve franchise operating model Business Model while leveraging leading brands in a large and growing category Working together to capture consumer and customer growth opportunities Form F-4; KO 2015 10-K, Operating Income is comparable/recurring and excludes Corporate 9

Enhanced Capability Sharing Opportunity Customer Engagement Winning Household Excellence in TCCC & Loyalty Penetration Strategy Partnership Model World-Class Large Store Segmentation of and Supply Chain Excellence Expertise Execution in Outlets World-Class Discounter Excellence in Industrial Sales Team Expertise Productivity Improved efficiency and effectiveness 10

Opportunity To Create New Ways Of Operating DEVELOP FOCUS LEVERAGE INCREASE new ways on improving low cost, large scale, return on of working together in-market execution and flexible supply investments (e.g. chain capex, marketing, …) Leverage, challenge, and go beyond existing best practices 11

Significant Opportunities For Profitable Growth

Drive value growth in ~$60B sparkling segments[1]

Grow CCEP's share in ~$65B still segments[1]

Increase efficiency and effectiveness of ~$7.3B COGS and ~$3.2B SD&A annual spend[2]

Increase return on annual capex investment

Realize synergies of creating CCEP

1. FY 2015 AC Nielsen, 2015 Canadean estimate, 2015 Euromonitor, internal estimates, rounded
2. Form F-4, pro forma, including items impacting comparability (see appendix slide 45)

CAGE 2016

12

Near-Term Focus Deliver the 2016 business plan Close transaction & establish new company Realize integration value and grow cash from operations Building a new platform to drive shareowner value 13

CCEP – Creating The Coca-Cola System’s Largest Bottler CCEP CCEP CCEP OPERATING Next Steps Overview Financial & Key Takeaways Overview Overview 14

Operational Focus Areas CAPTURE ESTABLISH DELIVER The Growth A New Our Targets Opportunity Company Achieve operational excellence 15

NARTD Opportunity For Growth Category Mix & CCEP Value Share1 Comments1,2 Sparkling Still Water Total NARTD category is $125B+ and growing faster than FMCG 31% 46% CCEP Opportunity Opportunity to grow sparkling value 17% ~71% while maintaining or growing share in the 4% 30% ~$60B sparkling segments 52% 1% 24% 24% Opportunity to increase share in ~$65B still and water segments NARTD Volume NARTD Value CCEP Value Share Growing the category and share offers significant headroom for growth 1. FY 2015 AC Nielsen; Euro/USD converted @ 1.20 16 2. FY 2015 AC Nielsen, 2015 Canadean estimate, 2015 Euromonitor, internal estimates, rounded

Leverage Our Assets Leading brands Leading execution and availability Leading sales force and scalable supply chain operations

Grow Low/No Calorie Sparkling Focus on immediate consumption, small pack sizes Leverage brand investment Drive recruitment & sampling Brand, sweetener & package innovation Appeal to more c Internal reports

Expand Core Sparkling Leverage Assets Across Markets– ‘Taste The Feeling’ Anthem Brotherly Love 19

Expand Energy, Flavored Sparkling, Stills Opportunities to Gain Share New Brands and Packages New Flavors New Low/No Cal Options 20

Excel At Serving Our Customers Procurement, Production, and Logistics Excellence Pan-European scale supported with global procurement capability Flexible & efficient logistics Cost-efficient production & expandable infrastructure Responsible & sustainable Drive efficiency and effectiveness in a customer centric supply chain 21

Connect With More Customers, More Often Compelling customer programs and POS Marketing Driving consumer awareness/action with marketing assets Investing in cold-drink equipment Availability Operations Executing in-store Execution Improving sales and delivery Leveraging capabilities to drive customer growth 22

Establish A New Company Customer centric Empower and place accountability in operating units Centralize activities that achieve scale or enable a common approach Minimize the integration disruption to our core business Establish a culture of success Provide growth opportunities to our people Focused on day 1 readiness 23

Ensure Integration Value Is Realized Shared vision between TCCC and CCEP to drive growth in Western Europe Topline Enhanced commercial partnerships Growth Scale and speed to win in new segments (e.g. stills) Supply Increase efficiency and effectiveness of manufacturing and warehouse operations Chain Procurement savings opportunities Share core support functions across the new company Operating Reduce management team duplications Expense Adjust required headquarters facilities Expected annual run-rate pre-tax savings in a range of $350-$375m within 3 years of closing Synergies savings exclude net sales growth synergies 24

Deliver Our Targets Operational Objectives Operational Outlook Net Sales growth driven more by Focus on establishing CCEP operating price/mix than volume framework, realizing synergies, and improving growth outlook Maintain/expand gross margins Control operating expenses Expand operating income margins The world’s leading Coca-Cola bottler and a leading European FMCG company 25

Deliver 2016 2016 CCEP Net Sales Growth 2016 Business Plan Highlights modest low single-digit Lead Sparkling segment growth Opportunistically invest in innovation CCE slightly positive Leverage marketing programs: • Global Campaign: ‘Taste the Feeling’ CCIP low single-digit • UEFA Euro 2016 • Holiday programming • ‘Always on’: Coke with meals, digital, and social CCEG low single-digit Guidance is comparable & currency neutral 26

Reasons To Believe Significant headroom for profitable growth Leading portfolio with pervasive availability Alignment with TCCC Proven employees and management team Disciplined financial approach and strong FCF CCEP will be a leading FMCG company, well positioned to lead NARTD growth in Western Europe 27

CCEP – Creating The Coca-Cola System’s Largest Bottler CCEP CCEP CCEP Operating FINANCIAL Next Steps Overview & Key Takeaways Overview Overview 28

Financial Approach GROW MAINTAIN PURSUE DELIVER Free Optimal Disciplined Shareowner Cash Flow Capital Investment Value Structure A continued focus on driving financial returns 29

Grow Free Cash Flow Strategy Long-Term Targets Deliver consistent Net Sales growth in a low single-digit range long-term profitable growth Operating Income growth in a mid-single-digit range Prudent capital investments CapEx ~4%—5% of Net Sales Drive cash from operations FCF to Net Income conversion increasing to ~100% Net Sales and Operating Income are comparable and currency neutral 30

Maintain Optimal Capital Structure Pro Forma Net Debt to EBITDA Capital Structure Goals [VALUE Operate within a 2.5x to 3.0x net debt ]x to EBITDA leverage ratio [VALUE ]x Maintain investment grade debt rating Expect to de-lever to ~2.5x net debt to EBITDA by year-end 2017 Periodically re-evaluate optimal structure 2015PF 2017E Strong and flexible balance sheet Form F-4, internal reports 31

Pursue Disciplined Investment Invest In Attractive Return Opportunities Core Business Growth Restructuring M&A Invest in innovation Invest incrementally in Opportunistically invest to drive growth efficiency and effectiveness in M&A to drive incremental shareowner value 32

Deliver Shareowner Value Long-Term Targets Return Cash to Shareowners Diluted earnings per share (EPS) Initial dividend payout expected to be growth in a mid to high single-digit 30% to 40% of net income range Return of excess cash to shareowners Return on invested capital (ROIC) ? 20 via special dividend and/or share bps or more annual improvement repurchases EPS and ROIC target is comparable and currency neutral; ROIC = After tax comparable operating income / (beginning & ending net debt & equity) / 2 33

Outlook Near To Mid-Term: FMCG operating environment to remain challenging Operating Income growth driven primarily by synergies FY16 Net Sales expected to grow in a modest low-single digit range Mid To Long-Term: Invest for profitable topline growth Invest in restructuring to capture synergies Plan to achieve long-term objectives Focused on both near-term and long-term financial objectives Comparable and currency neutral 34

Realize $350m—$375m In Savings Within 3 Years of Closing Key Areas Comments Supply Chain Underway ~40%, from combination ~60% Optimization Benefits of ~1/3 per year, based on year-end run rate savings Operating Efficiencies Cash costs estimated to be ~1.5x total savings 35

CCEP 2015 Financials

Comparable Pro Forma Financials[1]

In millions	$ Comparable
Net Sales	$ 12,185
Operating Income	$ 1,607
EBITDA[2]	$ 2,041

Notes

US prospectus (Form F-4) is US GAAP and $

European prospectus will be IFRS and €

In 2015, CCE, CCEG, and CCIP had net sales growth of -1.5%, 2%, and 3% respectively[3]

2015 CCEP net sales growth ~flat[4]

1. Select financial data is on US GAAP accounting basis; Form F-4, pro forma, includes items impacting comparability (see appendix slide 45 for reconciliation)
2. EBITDA is comparable Operating Income plus comparable depreciation and amortization, and includes pro forma adjustments which impact depreciation and amortization; CCE 2015 10K, CCIP and CCEG per the F-4 filed on March 14, 2016
3. CCE FY15 Earnings release, internal reports, currency-neutral, rounded
4. Derived using weighted average net sales mix

CAGE 2016

36

Key Financial Takeaways Realistic about the continued challenging environment History of, and commitment to, managing the levers of our business to deliver value Excited about the opportunities to create value with the formation of CCEP Focus on generating cash from operations, Creating long-term profitable growth, and driving shareowner value 37

CCEP – Creating The Coca-Cola System’s Largest Bottler CCEP CCEP CCEP NEXT STEPS Overview Operating Financial & Key Takeaways Overview Overview 38

Transactional Update ? EU Commission clearance received Obtain approval of EU prospectus Obtain CCE shareowner vote to approve the transaction On-track to close the deal by the end of 2Q 2016 39

A Responsible & Sustainable Business ~90% of our drinks are produced and marketed locally History of community involvement and investment 2015 Dow Jones Sustainability Index Strong alignment with TCCC CCEP is expected to adopt CCE’s commitment to sustainability 40 Internal reports

Summary & Key Takeaways Realistic about the FMCG environment A compelling business combination A unique opportunity for profitable growth A commitment to driving shareowner value Creating the leading Coca-Cola bottler and a major European consumer goods company 41

2016 Cage Conference John F. Brock CEO Damian Gammell COO Nik Jhangiani CFO 42

Appendix

43

Coca-Cola European Partners – FY14

CCEP FY14 unaudited pro forma condensed combined income statement

FY14 Financials (USD, in millions except share data)	CCEP Historical U.S. GAAP[1]	CCEP Pro Forma Adjustments[2]	CCEP Pro Forma	Items Impacting Comparability[3]	CCEP Pro Forma Comparable[3]
Net sales	$ 14,291	$ -	$ 14,291	$ -	$ 14,291
Cost of sales	8,863	(32)	8,831	11	8,842
Gross profit	5,428	32	5,460	(11)	5,449
SD&A	4,170	(52)	4,118	(398)	3,720
Operating income	1,258	84	1,342	387	1,729
Interest expense, net	124	99	223	-	223
Other nonoperating (exp)/inc	9	-	9	8	17
Income before income taxes	1,143	(15)	1,128	395	1,523
Income tax expense	310	(4)	306	125	431
Net income	$ 833	$ (11)	$ 822	$ 270	$ 1,092
Diluted earnings per share			$ 1.69		$ 2.24
Diluted weighted average shares outstanding			487		487

Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2014 in the CCEP registration statement on Form F-4 filed on December 15, 2015

[1]Derived by combining CCE, CCIP, and CCEG historical financial information presented in the CCEP Unaudited Pro Formas

[2]See Note 7 to the CCEP Unaudited Pro Formas for a description of adjustments which are based on Accounting Standards Codification 805 "Business Combinations" under U.S. GAAP and Article 11 of Regulation S-X

[3]CCEP Pro Forma Comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability derived from MD&A for CCIP and CCEG in the CCEP registration statement on Form F-4 filed on December 15, 2015, and CCE FY 2014 earnings release issued on February 12, 2015. See slide 49 for a full reconciliation.

Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2014 annual average approximates 1.3310 $/€, 1.6495 $/£, 0.1594 $/NOK and 0.1464 $/SEK for CCE, 1.3293 $/€ for CCEG, and 1.3285 $/€ for CCIP as stated in the CCEP registration statement on Form F-4 filed on December 15, 2015.

44

Coca-Cola European Partners – FY15

CCEP FY15 unaudited pro forma condensed combined income statement

FY15 Financials (USD, in millions except share data)	CCEP Historical U.S. GAAP[1]	CCEP Pro Forma Adjustments[2]	CCEP Pro Forma	Items Impacting Comparability[3]	CCEP Pro Forma Comparable[3]
Net sales	$ 12,185	$ -	$ 12,185	$ -	$ 12,185
Cost of sales	7,397	(28)	7,369	(20)	7,349
Gross profit	4,788	28	4,816	20	4,836
SD&A	3,760	(108)	3,652	(423)	3,229
Operating income	1,028	136	1,164	443	1,607
Interest expense, net	120	81	201	-	201
Other nonoperating (exp)/inc	(10)	-	(10)	-	(10)
Income before income taxes	898	55	953	443	1,396
Income tax expense	230	16	246	179	425
Net income	$ 668	$ 39	$ 707	$ 264	$ 971
Diluted earnings per share			$ 1.45		$ 1.99
Diluted weighted average shares outstanding			488		488

Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the CCEP registration statement on Form F-4 filed on March 14, 2016

[1] Derived by combining CCE, CCIP, and CCEG historical financial information presented in the CCEP Unaudited Pro Formas

[2] See Note 7 to the CCEP Unaudited Pro Formas for a description of adjustments which are based on Accounting Standards Codification 805 "Business Combinations" under U.S. GAAP and Article 11 of Regulation S-X

[3] CCEP Pro Forma Comparable is a non-GAAP measure; these non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. Items impacting comparability derived from MD&A for CCIP and CCEG in the F-4, and CCE FY 2015 earnings release issued on February 11, 2016. See slide 50 for a full reconciliation.

Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2015 annual average approximates 1.1102 $/€, 1.5291 $/£, 0.1240 $/NOK and 0.1185 $/SEK for CCE, 1.1111 $/€ for CCEG, and 1.1102 $/€ for CCIP as stated in the F-4.

45

CCE Financial Highlights

CCE reconciliation of GAAP to non-GAAP

USD, in millions	FY14 CCE Historical U.S. GAAP	FY14 Items Impacting Comparability[1]	FY14 CCE Comparable	FY15 CCE Historical U.S. GAAP	FY15 Items Impacting Comparability[1]	FY15 CCE Comparable
Net sales	$ 8,264	$ -	$ 8,264	$ 7,011	$ -	$ 7,011
Cost of sales	5,291	11	5,302	4,441	(20)	4,421
Gross profit	2,973	(11)	2,962	2,570	20	2,590
SD&A	1,954	(92)	1,862	1,704	(18)	1,686
Operating income	$ 1,019	$ 81	$ 1,100	$ 866	$ 38	$ 904
Margins: Gross			35.8%			36.9%
Operating			13.3%			12.9%

For FY15, CCE had approximately -1.5% year-over-year currency-neutral net sales growth

Source: CCE FY 2014 earnings release issued on February 12, 2015 and FY 2015 earnings release issued on February 11, 2016

[1]Items impacting comparability: 2014 includes the net out-of-period mark-to-market impact of non-designated commodity hedges of $13M in COGS and ($11M) in SD&A, nonrecurring restructuring charges of ($81M) in SD&A, and charges related to the impairment of our investment in our recycling joint venture in Great Britain of ($2M) in COGS. 2015 includes the net out-of-period mark-to-market impact of non-designated commodity hedges of ($20M) in COGS and ($8M) in SD&A, nonrecurring restructuring charges of ($20M) in SD&A,, and gains associated with the sale of a distribution facility in Great Britain of $10M in SD&A. 2015 combination-related expenses of ($45M) in SD&A are included as a pro forma adjustment and outlined in Note 7.

Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2014 annual average approximates 1.3310 $/€, 1.6495 $/£, 0.1594 $/NOK and 0.1464 $/SEK. A simple 2015 annual average approximates 1.1102 $/€, 1.5291 $/£, 0.1240 $/NOK and 0.1185 $/SEK.

46

CCIP Financial Highlights

CCIP reconciliation of GAAP to non-GAAP

	FY14[1]						FY15[2]					
USD, in millions	CCIP Historical U.S. GAAP		Items Impacting Comparability[3]		CCIP Comparable		CCIP Historical U.S. GAAP		Items Impacting Comparability[3]		CCIP Comparable	
Net sales	$	3,200	$	-	$	3,200	$	2,753	$	-	$	2,753
Cost of sales		1,915		-		1,915		1,560		-		1,560
Gross profit		1,285		-		1,285		1,193		-		1,193
SD&A		984		(90)		894		895		(91)		804
Operating income	$	301	$	90	$	391	$	298	$	91	$	389
Margins: Gross						40.2%						43.3%
Operating						12.2%						14.1%

For FY15, CCIP had year-over-year currency-neutral net sales growth of approximately 3%[4]

[1]Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2014 in the CCEP registration statement on Form F-4 filed on December 15, 2015
[2]Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the CCEP registration statement on Form F-4 filed on March 14, 2016
[3]Items impacting comparability: 2014 includes ($90M) of restructuring charges (F-4 MD&A of CCIP); 2015 includes ($91M) of restructuring charges (F-4 MD&A of CCIP)
[4]F-4 MD&A of CCIP

Note: Per the F-4, CCIP historical financial information has been translated to U.S. Dollars using the following average rates: FY14 1.3285 $/€ and FY15 1.1102 $/€

47

CCEG Financial Highlights

CCEG reconciliation of GAAP to non-GAAP

USD, in millions	FY14[1] CCEG Historical U.S. GAAP	FY14[1] Items Impacting Comparability[3]	FY14[1] CCEG Comparable	FY15[2] CCEG Historical U.S. GAAP	FY15[2] Items Impacting Comparability[3]	FY15[2] CCEG Comparable
Net sales	$ 2,827	$ -	$ 2,827	$ 2,421	$ -	$ 2,421
Cost of sales	1,657	-	1,657	1,396	-	1,396
Gross profit	1,170	-	1,170	1,025	-	1,025
SD&A	1,232	(216)	1,016	1,161	(314)	847
Operating Income	$ (62)	$ 216	$ 154	$ (136)	$ 314	$ 178
Margins: Gross			41.4%			42.3%
Margins: Operating			5.4%			7.4%

For FY15, CCEG had year-over-year currency-neutral net sales growth of approximately 2%[4]

[1]Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2014 in the CCEP registration statement on Form F-4 filed on December 15, 2015
[2]Source: Unaudited pro forma condensed combined financial information of CCEP for the year ended December 31, 2015 in the CCEP registration statement on Form F-4 filed on March 14, 2016
[3]Items impacting comparability: 2014 includes ($216M) of restructuring charges (F-4 MD&A of CCEG); 2015 includes ($314M) of restructuring charges (F-4 MD&A of CCEG)
[4]Calculated using a simple 2014 average of approximately 1.3293 $/€ and a simple 2015 average of approximately 1.1111 $/€

Note: For purposes of financial reporting, the local currency results were translated into U.S. dollars using currency exchange rates prevailing during the reporting period. A simple 2014 annual average approximates 1.3293 $/€ and a simple 2005 average approximates 1.1111 $/€

48

Items Impacting Comparability

CCEP FY14[1]

USD, in millions	CCE Mark-to-Market effects[2]	CCE Restructuring Charges[3]	CCE Other Items[4]	CCE Net tax items[5]	CCIP Restructuring Charges[3]	CCEG Restructuring Charges[3]	CCEP Total
Net sales	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cost of sales	13	-	(2)	-	-	-	11
Gross profit	(13)	-	2	-	-	-	(11)
SD&A	(11)	(81)	-	-	(90)	(216)	(398)
Operating income	(2)	81	2	-	90	216	387
Interest expense, net	-	-	-	-	-	-	-
Other nonoperating (exp)/inc	-	-	8	-	-	-	8
Income before income taxes	(2)	81	10	-	90	216	395
Income tax expense	(1)	26	2	6	27	65	125
Net income	$ (1)	$ 55	$ 8	$ (6)	$ 63	$ 151	$ 270

[1]These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

[2]Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[3]Amounts represent nonrecurring restructuring charges.

[4]Amounts represent charges related to the impairment of our investment in our recycling joint venture in Great Britain.

[5]Amounts represent the tax impact of both cumulative nonrecurring items and changes in income tax rates for the year.

49

Items Impacting Comparability CCEP FY151 CCE CCIP CCEG Gain on Mark-to-Market Restructuring property Net Tax Restructuring Restructuring USD, in millions effects2 Charges3 sale4 Items5 Charges3 Charges3 CCEP Total Net sales $—$—$—$—$—$—$—Cost of sales (20) ——— —— (20) Gross profit 20 ——— —— 20 SD&A (8) (20) 10 — (91) (314) (423) Operating income 28 20 (10) —$ 91 $ 314 $ 443 Interest expense, net ———— ———Other nonoperating (exp)/inc ———— ———Income before income taxes 28 20 (10) — 91 314 443 Income tax expense 9 6 (3) 48 25 94 179 Net income $ 19 $ 14 $ (7) $ (48) $ 66 $ 220 $ 264 1These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability. 2Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges. 3Amounts represent nonrecurring restructuring charges. 4Amounts represent gains associated with the sale of a distribution facility in Great Britain. 6Amounts represent the deferred tax impact related to income tax rate or law changes 50

Forward-Looking Statements

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) or Coca-Cola Erfrischungsgetränke AG (“CCEAG”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2015, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC, and the registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information and Where to Find It

CCEP has filed with the SEC a registration statement on Form F-4, file number 333-208556, that includes a preliminary proxy statement of CCE and a preliminary prospectus of CCEP. The registration statement has not been declared effective by the SEC and the information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

Neither the contents of KO’s website nor the contents of any other website accessible from hyperlinks on KO’s website is incorporated into, or forms part of, this communication.

Participants in Solicitation

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 10, 2016, and March 9, 2016, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers is available in the preliminary proxy statement/prospectus filed with the SEC.